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                               September 14, 2022

       Keith Marshall
       President
       Public Sneaker Collection LLC
       6 Harrison Street, 5th Floor
       New York, NY 10013

                                                        Re: Public Sneaker
Collection LLC
                                                            Amendment No. 1 to
Offering Circular on Form 1-A
                                                            Filed August 26,
2022
                                                            File No. 024-11940

       Dear Mr. Marshall:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed August 26, 2022

       Cover Page

   1. We note your response to comment 2 that "[i]t is the intention of the Company that the distribution from the
relevant series of Gallery and Collection to their respective holders also be qualified
pursuant to the Company   s Offering Statement." However, your
                                                        response does not
address why the distribution of securities can be conducted pursuant to an exemption under
Regulation A, as opposed to a registration statement filed under the
                                                        Securities Act. In any
event, in order for Gallery's and Collection's initial exchange of assets, which is a
pre-curser to the distribution, to be effectuated pursuant to Regulation A, you will need to file
this offering statement in each of Gallery and Collection's reporting history (utilizing a
co-issuer file number).
 Keith Marshall
Public Sneaker Collection LLC
September 14, 2022
Page 2

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have questions.



                                                        Sincerely,
FirstName LastNameKeith Marshall
                                                        Division of Corporation
Finance
Comapany NamePublic Sneaker Collection LLC
                                                        Office of Trade &
Services
September 14, 2022 Page 2
cc:       Andrew Stephenson
FirstName LastName